

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

September 23, 2009

Mr. Max O. Valdes
Senior Vice President,
   Chief Accounting Officer
The First American Corporation
1 First American Way
Santa Ana, CA 92707

Re: The First American Corporation
        File No. 001-13585

Dear Mr. Valdes,

       In your letter dated August 14, 2009, you request a waiver of the requirements to include in the Company's 2008 Form 10-K the separate financial statements that are required by Rule 3-09 of Regulation S-X and the disclosures required by Rule 4-08(g) of Regulation S-X for all of your investments accounted for under the equity method ("equity method investees"). Based on our understanding of the facts outlined in your letter and set forth below, the aforementioned financial statements and the disclosures for certain of these equity method investees are required to be included in the Company's 2008 Form 10-K.

       You indicate that during 2008 none of your equity method investees were significant under the investment test set forth in Rule 3-09 of Regulation S-X. Your calculations of significance based upon the pre-tax income test set forth in Rule 3-09 of Regulation S-X indicate that three of your equity method investees were significant in 2008. You state that the 2008 pre-tax income test for Investment 1, Investment 2 and Investment 3 were 78%, 34% and 36%, respectively. You also state, in your correspondence dated September 10, 2009, that the pre-tax income test did not exceed 7.5% for these three equity method investees during the prior seven years. In addition, you assert in your letter dated August 14, 2009 that none of your remaining equity method investees were significant under the pre-tax income test.

       You indicate that the equity method investees are only significant under Rule 4-08(g) and 3-09 of Regulation S-X because of the anomalous circumstances of a nearly break-even year. You assert that 2008 was not representative of the Company's future expectations or historical results. During a teleconference on September 18, 2009 you clarified that in 2008 your revenues were down over 20% as a result of the down-turn in the real estate market. You further stated that in response to the market changes you instituted cost cutting measures during 2008 which resulted in significant one time charges. You also indicated that during 2008 you incurred additional one time charges related to the loss in value of certain investments.

Based on the unique facts and circumstances provided, we will not object to the omission of the separate financial statements that are required by Rule 3-09 of Regulation S-X for all of your equity method investees in your 2008 Form 10-K. We will also not object to the omission of the disclosures required by Rule 4-08(g) of Regulation S-X in your 2008 Form 10-K, for all of your equity method investees, except for the equity method investee referred to as Investment 1 in your August 14, 2009 letter. The disclosures required by Rule 4-08(g) of Regulation S-X for Investment 1 should be provided in an amendment to your 2008 Form 10-K.

The staff's conclusion is based solely on the information included in your letters. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683

Sincerely,

Jill Davis
Associate Chief Accountant